

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Xin Jin
President and Chief Financial Officer
Arem Pacific Corporation
271 Blackburn Road
Mount Waverly
Victoria, Australia 3149

   Re: Arem Pacific Corporation
     Form 10-K for Fiscal Year Ended June 30, 2023
     File No. 333-207099

Dear Xin Jin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services